November 9, 2017

VIA EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn:	William H. Thompson Branch Chief Office of Consumer Products

Re:	Genie Energy Ltd. Form 10-K for the fiscal year ended December 31, 2016 Filed March 16, 2017 File No. 001-16371

Dear Mr. Thompson:

Set forth below are the responses of Genie Energy Ltd. (the “Company”) to the information requests set forth in the letter, dated October 12, 2017, of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in connection with the Company’s Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2016, filed on March 16, 2017.

For your convenience, we have reprinted the specific portions of the Staff’s comment below prior to the corresponding Company responses.

United States Securities and Exchange Commission

Attn:	William H. Thompson Branch Chief Office of Consumer Products

November 9, 2017

Note 15 – Legal and Regulatory Proceedings, page F-28

Legal Proceedings, page F-28

We reviewed your response to comment 3 and understand that the Memorandum of Understanding (MOU) on the proposed terms of a settlement remained tentative at the time of the filing of the financial statements for the year ended December 31, 2016 and the quarter ended March 31, 2017. However, please provide us additional information in terms of why you were not able to estimate and accrue the probable loss or at least estimate and disclose a range of reasonably possible losses based on the terms of the MOU. In this regard, we do not believe the possibility that the proposed settlement could be abandoned would preclude you from estimating probable and/or reasonably possible losses. Please tell us the amount of loss you would have incurred based on the terms of the tentative MOU and how this amount changed in the July 2017 Settlement Agreement. Also tell us more about the significant items and amounts in the MOU that were still being negotiated at the time of filing the year end 2016 and first quarter 2017 financial statements.

Response: As indicated in the Company’s prior response, there were several key qualitative and quantitative terms that were not addressed in the MOU that were essential for a final settlement. These terms included factors that potentially affected the number of customers eligible to participate in the settlement and the calculation of settlement payments to certain eligible customers. The MOU also did not contain an agreement on the fees to be paid to plaintiff’s counsel. These factors were of such significance that the parties understood that, absent resolution, it was doubtful whether a final settlement would be reached. The Company’s position at such time was that it would not proceed with the settlement unless all asserted claims were covered by the settlement. Absent a settlement acceptable to the Company, the Company would have terminated settlement discussions and continued to litigate the matter. The Company believes its positions in defense of the claims brought had merit and that it was at least reasonably probable that it would have prevailed if it had litigated the matter.

Accordingly, the Company determined that the MOU did not represent terms on which the Company would agree to settle the matter, and thus, the amounts that would have been incurred under the MOU did not represent probable losses. The Company was engaged in the settlement discussions in order to avoid the cost and demands on management’s time of continued litigation, and the uncertainty of proceeding to trial. Therefore, the possible losses under the MOU did not represent a reasonable estimation of the minimum amount of losses that would be incurred in connection with the litigation.

United States Securities and Exchange Commission

Attn:	William H. Thompson Branch Chief Office of Consumer Products

November 9, 2017

The Company considered that it was not necessary that it be able to determine the amount of probable or reasonably possible loss with accuracy or precision, in order to make an accrual based on a reasonable estimate. The Company further considered that developing an estimate requires sufficient factual information in order for the estimate to be reasonable and supported. The Company concluded that, at the time of filing the Form 10-K and Form 10-Q for the first quarter of 2017, it was not probable that a liability had been incurred, and thus it did not accrue a loss.

In undertaking a de novo review of the MOU as it existed at the relevant times, the Company believes that, based solely on an interpretation of the tentative terms that were actually included in the MOU at that time (i.e., the dates the Form 10-K and the Form 10-Q for the first quarter of 2017 were filed), if the Company had agreed to a definitive settlement on those terms, it would have calculated an estimated potential loss of between $3.0 million to $4.0 million. No other figures were known, so the Company would have had no basis for estimating a higher potential loss. Based on the Company’s belief that if it continued to litigate it had a chance to prevail and pay $0, a range of $0 to $4.0 million could have been estimated.

Following the dates of those filings, when the definitive Settlement Agreement was finalized among the parties in July 2017 and submitted for approval of the Court, in the second quarter of 2017, the Company accrued $9.0 million. The increase in the loss that the Company estimated based on the July 2017 Settlement Agreement as compared to the $3.0 million to $4.0 million estimate discussed above was the result of the final settlement including the full scope of all terms necessary for a final settlement.

The Company acknowledges the position that while it had determined that a loss was not probable or estimable prior to the time it filed the Form 10-Q for the second quarter of 2017, disclosure of a reasonably possible loss in the range of $0 - $4.0 million would have been appropriate. The Company will, when appropriate, provide quantitative disclosure regarding reasonably possible losses in future filings. However, due to the subsequent disclosures and accrual that were made in the Company’s recent filings (and that will be added to the amended March 31, 2017 and June 30, 2017 Forms 10-Q the Company will be filing as disclosed in a Form 8-K filed by the Company on November 2, 2017) and the information that is now available to the readers of the Company’s financial statements, the Company does not believe it would serve any purpose to amend the Form 10-K for this information.

United States Securities and Exchange Commission

Attn:	William H. Thompson Branch Chief Office of Consumer Products

November 9, 2017

Additionally, given that the Settlement Agreement has not yet been approved, and the nature of the loss accrual which involved various estimates, including the number of customers who will claim settlement payments to which they are entitled, please tell us your consideration of disclosing the reasonably possible losses in excess of the amount accrued as of the end of the second quarter of fiscal 2017.

Response: As the terms of the Settlement Agreement were completed and submitted to the Court for approval, in the Company’s Form 10-Q for the second quarter of 2017, the Company disclosed the amount accrued based on its estimate of the probable losses from the settlement. The Company’s estimate was based on the terms of the final settlement and estimations of customer participation levels based on data from similar settlements. According to this data, the Company believes it is reasonably possible that it could incur additional losses of approximately $1.1 million in excess of its estimated amount that was accrued as of the end of the second quarter of fiscal 2017. The Company has disclosed this in its Form 10-Q for the third quarter of 2017 filed on November 9, 2017 and will be disclosed in the amended Form 10-Q for the second quarter of 2017 that the Company will be filing as disclosed in a Form 8-K filed by the Company on November 2, 2017.

Finally, please note that it is not necessary that you be able to determine the amount of probable or reasonably possible loss with accuracy or precision in order to accrue your best estimate of the probable loss or provide meaningful quantitative disclosure regarding reasonably possible losses in excess of the amount accrued. Please confirm that in future filings you will endeavor to provide these disclosures where possible, including for example, as it relates to the New York Public Service Commission Orders which seek to impose significant new restrictions on REPs operating in New York.

Response: The Company acknowledges the position of the Staff in the third paragraph of the Comment Letter and undertakes to endeavor to provide meaningful quantitative disclosure regarding reasonably possible losses in excess of the amount accrued where possible in future disclosures.

United States Securities and Exchange Commission

Attn:	William H. Thompson Branch Chief Office of Consumer Products

November 9, 2017

Thank you for your assistance in this matter. Please feel free to contact me at (973) 438-3018 if you have any questions regarding this matter.

Respectfully submitted,

Genie Energy Ltd.

By:	/s/ Michael Stein
Michael Stein Chief Executive Officer